Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
        The following is a description of our capital stock and does not purport to be complete. For a more detailed description of our capital stock, see the applicable provisions of the Delaware General Corporation Law (the "DGCL"), IAC's restated certificate of incorporation (the "Certificate of Incorporation") and IAC's bylaws (the "Bylaws"). This description is subject to, and qualified in its entirety by reference to, the DGCL, the Certificate of Incorporation and the Bylaws, all of which are incorporated by reference as exhibits to this Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.
IAC Authorized Capital Stock
        IAC's authorized capital stock consists of one billion six hundred million (1,600,000,000) shares of IAC Common Stock, par value $0.001 (“IAC Common Stock”), four hundred million (400,000,000) shares of Class B Common Stock, par value $0.001 per share ("IAC Class B Common Stock"), and one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share ("Company Preferred Stock").
As of January 31, 2020: (i) 78,970,141 shares of IAC Common Stock, (ii) 5,789,499 shares of IAC Class B Common Stock and (iii) 625,236 shares of IAC Preferred Stock, all of which are held by a wholly-owned subsidiary of IAC, were outstanding. Shares of IAC Common Stock are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shares of IAC Class B Common Stock and Preferred Stock are not registered pursuant to Section 12 of the Exchange Act.
IAC Common Stock
        In general, holders of IAC Common Stock vote together as a single class with holders of IAC Class B Common Stock on all matters, including the election of directors; provided, however, that holders of IAC Common Stock, acting as a single class, are entitled to elect 25% of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of IAC Common Stock entitles the holder to one vote when voting separately as a class, and one vote when voting together as a single group with holders of IAC Class B Common Stock. IAC's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Company Preferred Stock created by IAC's Board of Directors from time to time, holders of IAC Common Stock are entitled, share-for-share with holders of IAC Class B Common Stock, to such dividends as may be declared from time to time by IAC's Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share-for-share with holders of IAC Class B Common Stock, all assets available for distribution after payment of a proper amount to holders of any series of Company Preferred Stock that may be issued in the future.
IAC Class B Common Stock
        In general, holders of IAC Class B Common Stock vote together as a single class with holders of IAC Common Stock on all matters, including the election of directors. Holders of IAC Class B Common Stock are entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with holders of IAC Common Stock. IAC's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Company Preferred Stock created by IAC's Board of Directors from time to time, holders of IAC Class B Common Stock are entitled, share-for-share with holders of IAC Common Stock, to such dividends as may be declared from time to time by IAC's Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share-for-share with the holders of IAC Common Stock, all assets available for distribution after payment of a proper amount to the holders of any series of Company Preferred Stock that may be issued in the future.
IAC Preferred Stock
        IAC has the authority to issue shares of Company Preferred Stock from time to time in one or more series. IAC's board of directors has the authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of Company Preferred Stock.

Series C cumulative preferred stock
        In connection with the September 2017 acquisition of a controlling interest in Angie's List, Inc., IAC issued an aggregate of approximately 67,633 shares of Series C Cumulative Preferred Stock, par value $0.01 per share ("Series C Cumulative Preferred Stock"), each having a $1,000.00 face value. The issuance of the Series C Cumulative Preferred Stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. As of January 31, 2020, there were 67,633 shares of IAC preferred stock outstanding.
        Voting rights. Holders of Series C Cumulative Preferred Stock do not have any voting rights by virtue of their ownership of the Series C Cumulative Preferred Stock, except as from time to time may be required by law.
        Dividends. Each share of Series C Cumulative Preferred Stock is entitled to receive a cash dividend of $75.00 per share, at a rate of 7.50% per year, payable quarterly in arrears. No other preferred stock of IAC will rank senior to the Series C Cumulative Preferred Stock with respect to payment of dividends.
        Conversion rights. The Series C Cumulative Preferred Stock will not be convertible into shares of any other class or series of capital stock of IAC.
        Redemption by IAC. At any time, or from time to time, after the twenty-year anniversary of the date the Series C Cumulative Preferred Stock were first issued, IAC, at its option, may redeem all or a portion of the outstanding Series C Cumulative Preferred Stock at a redemption price equal to the face value plus all dividends that are accrued and unpaid, whether or not declared or due. Any payment by IAC pursuant to a redemption by IAC must be made in cash.
        Liquidation rights. In the event of any liquidation, dissolution or winding up of IAC, whether voluntary or involuntary, the holders of Series C Cumulative Preferred Stock shall be entitled to receive an amount equal to the dividends accrued and unpaid on the Series C Cumulative Preferred Stock plus $1,000.00 per share. Such distribution on the shares of the Series C Cumulative Preferred Stock shall be made before any payment is made or assets are distributed to the holders of IAC Common Stock or any other class or series of IAC's capital stock ranking junior as to liquidation rights to the Series C Cumulative Preferred Stock. No other preferred stock of IAC shall rank senior to the Series C Cumulative Preferred Stock with respect to payment upon liquidation or payment of dividends.
Series D cumulative preferred stock
        On November 7, 2018, in connection with an internal restructuring, IAC issued an aggregate of approximately 557,603 shares of Series D Cumulative Preferred Stock, par value $0.01 per share ("Series D Cumulative Preferred Stock"), each having a $1,000.00 face value. The issuance of the Series D Cumulative Preferred Stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. As of January 31, 2020, there were 557,603 shares of IAC preferred stock outstanding.
        Voting rights. Holders of Series D Cumulative Preferred Stock do not have any voting rights by virtue of their ownership of the Series D Cumulative Preferred Stock, except as from time to time may be required by law.
        Dividends. Each share of Series D Cumulative Preferred Stock is entitled to receive a cash dividend of $75.00 per share, at a rate of 7.50% per year, payable quarterly in arrears. No other preferred stock of IAC will rank senior to the Series D Cumulative Preferred Stock with respect to payment of dividends.
        Conversion rights. The Series D Cumulative Preferred Stock will not be convertible into shares of any other class or series of capital stock of IAC.
        Redemption by IAC. At any time, or from time to time, after the twenty year anniversary of the date the Series D Cumulative Preferred Stock were first issued, IAC, at its option, may redeem all or a portion of the outstanding Series D Cumulative Preferred Stock at a redemption price equal to the face value plus all dividends that are accrued and unpaid, whether or not declared or due. Any payment by IAC pursuant to a redemption by IAC must be made in cash.
        Liquidation rights. In the event of any liquidation, dissolution or winding up of IAC, whether voluntary or involuntary, the holders of Series D Cumulative Preferred Stock shall be entitled to receive an amount equal to the dividends accrued and unpaid on the Series D Cumulative Preferred Stock plus $1,000.00 per share. Such distribution on the shares of the Series D Cumulative Preferred Stock shall be made before any payment is made or assets are distributed to the holders of IAC Common Stock or any other class or series of IAC's capital stock ranking junior as to liquidation rights to the Series D Cumulative Preferred Stock. No other preferred stock of IAC shall rank senior to the Series D Cumulative Preferred Stock with respect to payment upon liquidation or payment of dividends.
Anti-Takeover Provisions in IAC's Bylaws
        The Bylaws contain provisions that could delay or make more difficult the acquisition of IAC by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. In addition, the Bylaws provide that, subject to the rights of holders of IAC Preferred Stock, only the Chairman of the Board of Directors or a majority of the Board of Directors may call a special meeting of stockholders.
Effect of Delaware Anti-Takeover Statute
        IAC is subject to Section 203 ("Section 203") of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving IAC and the interested stockholder and a sale of more than 10% of IAC's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated or associated with such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting stock. IAC has not "opted out" of the provisions of Section 203.
Action by Written Consent
        Under Section 228 of the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by stockholders at a duly called annual or special meeting of such stockholders may be taken by consent in writing executed by stockholders possessing not less than the minimum number of votes necessary to authorize or take such action at a meeting. IAC's Certificate of Incorporation does not expressly prohibit action by the written consent of stockholders.
Dividend Policy
        IAC does not currently expect that cash or other dividends will be paid by it in the near future. Any future cash or other dividend declarations are subject to the determination of the Board of Directors.
Limitation of Liability and Indemnification
        Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the DGCL also permits a corporation to pay expenses incurred by a director or officer in advance of the final disposition of a proceeding subject to receipt of an undertaking by such director or officer to repay such amount if it shall be ultimately determined that such person is not entitled to be indemnified by the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
        IAC’s Certificate of Incorporation and Bylaws provide for indemnification of IAC's directors and officers (and their legal representatives), and of those serving at the request of the Board of Directors or officers as an employee or agent of the corporation, or as a director, officer, employee, or agent of another corporation, partnership, joint venture, or other enterprise, to the fullest extent authorized by the DGCL, except that IAC shall indemnify a person for a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by IAC’s Board of Directors. The Bylaws provide for mandatory advancement of expenses to persons entitled to indemnification in defending any action, suit or proceeding in advance of its final disposition, provided that if the DGCL so requires, such persons provide an undertaking to repay such amounts advanced if it is ultimately determined that such person is not entitled to indemnification. From time to time, IAC's directors and officers may be provided with indemnification agreements that are consistent with or greater than the foregoing provisions and, to the extent that such officers and directors serve as executive officers or directors of subsidiaries of IAC, consistent with the indemnification provisions of the charter documents of such subsidiaries. IAC has policies of directors' and officers' liability insurance that insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. IAC believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.
        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived
Stock Exchange Listing
        IAC Common Stock is currently listed on The NASDAQ Global Select Market, with the trading symbol "IAC."
Transfer Agent
        The transfer agent for the shares of IAC Common Stock is Computershare Trust Company, N.A.

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